EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 2009 through 2013

	2013(1)		2013	2012	2011	2010	2009
	(in millions, except ratio of earnings to fixed charges)
Earnings: Income before income tax
Pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees subsidiaries	US$	938	Php41,632	Php43,606	Php41,085	Php53,623	Php55,573
Add (Deduct):
Fixed Charges (see description below)		204	9,060	10,237	8,945	9,130	8,834
Amortization of capitalized interest		28	1,221	2,315	3,355	1,594	1,544
Capitalized interest		(9)	(421)	(914)	(648)	(710)	(691)

Total Earnings(2)	US$	1,160	Php51,492	Php55,244	Php52,737	Php63,637	Php65,260

Fixed Charges
Interest on loans and related items	US$	115	Php5,086	Php6,319	Php5,948	Php6,177	Php5,987
Capitalized interest		9	421	914	648	710	691
Amortization of debt issuance costs and debt discount		35	1,539	1,051	1,036	1,010	913
Estimated financing component of rent expense(3)		45	2,014	1,953	1,313	1,233	1,243

Total Fixed Charges	US$	204	Php9,060	Php10,237	Php8,945	Php9,130	Php8,834

Ratio (a/b)(2)		5.7	5.7	5.4	5.9	7.0	7.4

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2013 has been converted into U.S. dollars at the exchange rate of Php44.40 to US$1.00, the Philippine peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2013.
(2)	For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” consist of interest expense and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

(3)	Rent expense substantially represents payments for the satellite circuits leased by PLDT. Historically, PLDT has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.